EXHIBIT 99.11
TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : +33(0)1 47 44 81 48
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 6 001 006 207,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
May 16, 2008 Annual Meeting

11% dividend increase
Pursuing a major investment program to grow the Upstream and upgrade the refining and petrochemical systems
Paris, May 16 2008 — The Annual Meeting of Shareholders was held on May 16, 2008 under the chairmanship of Thierry Desmarest.
The Chairman described the general environment of 2007 and presented the realizations in terms of corporate governance. He described the composition of the Board of Directors and the evolutions proposed to the General Assembly. He presented the employee shareholders development policy of Total, and indicated that by year-end 2007, employees were holding 3.5% of the capital of the Group, making it the largest employee shareholding of the CAC 40, in terms of amount.
Thierry Desmarest concluded his comments by stating that, based on Total’s strong 2007 results and ability to implement its model of sustainable growth, the Board of Directors decided to propose, at the Annual Shareholders’ Meeting of May 16, 2008, a dividend of 2.07 euros per share, an increase of 11%.
He also underlined that, now more than ever, safety and preservation of the environment are priorities. Over the past six years we have shown continuous improvement in job safety and in 2007 our accident rate was reduced by 20%.
Christophe de Margerie, Total’s CEO, then presented the main results for 2007 and the strategy and outlook for the Group:
Adjusted net income was 12,203 million euros, a 3% decrease compared to 2006. Expressed in dollars, adjusted net income increased by 6%.
Total benefited from globally favorable market conditions for the oil industry, despite the impact of higher project costs and the depreciation of the dollar.
The Group also benefited from hydrocarbon production growth of 1.5% as compared to 2006, which was mainly due to the ramp-up of production on the Dalia field in Angola and the successful start-ups of the major projects, Rosa in Angola and Dolphin in the Middle East.

In 2007, Total continued to strengthen the foundation for its long-term growth by investing 16.1 billion dollars.
In terms of outlook for Total, Christophe de Margerie noted that the Group’s strategy was to sustainably contribute to the fulfilment of the energy demand, while combining responsibilities towards all stakeholders and value creation for shareholders. He particularly emphasized Total’s commitment in the global effort to combat climate change.
•	In Upstream, Total intends to pursue its strategy of profitable organic growth. This growth stems primarily from major Total-operated projects recently put into production or in the development phase and which are generally in line with the objectives. The growth will be particularly sensitive in West Africa, the Middle East, in LNG and, in the medium term, in heavy oils.

•	In Downstream, the Group is pursuing a strategy of consolidation and modernization of its refining activities in Europe and the United States. In the context of increasing its exposure to growing markets, such as Asia and the Middle East, the Group, in partnership with Saudi Aramco, confirmed its decision to invest in a new refinery in Jubail in Saudi Arabia.

•	In Petrochemicals, Total maintains its objective to concentrate its activities on large integrated platforms in Europe and the United States while developing growth projects based on ethane feedstocks in Qatar and Algeria.
Implementing the Group’s strategy calls for a sustained investment program. The 2008 budget for investments is approximately 19 B$1, 75% of it for Upstream, the main growth sector.
Total intends to pursue a policy of sustained dividend growth.
Finally, Christophe de Margerie commented on the main results and key events of the first quarter:
In a favorable environment, the adjusted fully-diluted earnings per share expressed in dollars increased by 26% compared to first quarter 2007. This performance was essentially due to the Upstream segment of the Group. Total’s competitive advantage in the successful management of major projects was once again demonstrated with the recent on-time start-up of Moho Bilondo in Congo.
During the first quarter, the leak at the Donges refinery and the incident at the Elgin-Franklin field remind us that our commitment and responsibility to ensure the safety and reliability of our installations are essential components of our industrial business model.
The increase in importance of climate change requires the awareness that deep changes in our society and behavior must occur.
Thierry Desmarest and Christophe de Margerie insisted on Total’s responsibility to act upon energy supply by R&D, developing unconventional resources of hydrocarbons and accelerating the development of all forms of energies, in particular alternative energies. The Group is also working on energy demand moderation by improving energy efficiency and gaining better control of consumption in all sectors of the economy: industry, transportation and housing. Finally, Total is seeking solutions to limit the effects of energy consumption on climate.

[1]	including net investments in equity affiliates and non-consolidated companies, excluding acquisitions and based on 1 € = 1.50 $.

The shareholders approved the 2007 accounts and the payment of a cash dividend of 2.07 euros per share of 2.5 euros of par value, an increase of 11% from last year.
Taking into account the interim dividend of 1.00 euro per share paid on November 16, 2007, the remaining balance of 1.07 euros per share will be paid on May 23, 2008.2
The following resolutions were also approved at the Annual Meeting:
•	Renewal of the three-year term for the following Directors: MM. Paul Desmarais Jr., Bertrand Jacquillat and Lord Levene of Portsoken;

•	Appointments of Mrs. Patricia Barbizet and Mr. Claude Mandil as Directors for a three-year term;

•	Authorization granted to the Board of Directors to trade the Company’s share, pursuant to the provisions of Article L. 225-209 of the French Code of Commerce;

•	Authorization granted to the Board of Directors to increase share capital with or without shareholders’ preferential subscription rights, and to implement employee shareholding plans by reserved capital increases and restricted share grant plans.
The full results of the votes will be available on Total’s website www.total.com in the coming days.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com

[2]	in accordance with the new calendar established for stock-related events by Euronext Paris on November 26, 2007, the ex-dividend date for the remainder of the 2007 dividend will be May 20, 2008.